Exhibit 99.3

2021 Annual Business Report

Table of Contents

1.Business Overview
(1)Business Results and Financial Statements for the Past Three Fiscal Years (2019 – 2021)

2.Company Overview
(1)Registered Purpose of the Company
(2)Description of Primary Business
(3)Problems Confronting the Company
(4)Business Offices and Game Development Facilities
(5)Stock
(6)Debenture
(7)Major Shareholders
(8)Investment in Other Companies
(9)Directors Holding Concurrent Positions
(10)Material Transactions with Related Parties
(11)Significant Creditors
(12)Employees
(13)Directors and Auditors
(14)Material Events after the End of Fiscal Year 2021

3. Consolidated Financial Statements as of and for the fiscal years ended December 31, 2021 and 2020
(1)Consolidated Financial Positions
(2)Consolidated Comprehensive Income
(3)Consolidated Statements of Changes in Equity
(4)Consolidated Statements of Cash Flows

4. Separate Financial Statements as of and for the fiscal years ended December 31, 2021 and 2020
(1)Financial Positions
(2)Comprehensive Income
(3)Statements of Appropriation of Retained earnings
(4)Statements of Changes in Equity
(5)Statements of Cash Flows

1. Business Overview
(1)Business Results and Financial Statements for the Past Three Fiscal Years (2019 – 2021)

(In thousands of Korean Won)

Category	2021	2020	2019
Current assets	219,505,575	164,602,523	100,881,643
• Quick assets	219,505,575	164,602,523	100,881,643
Non-current assets	39,159,998	28,537,796	26,687,368
• Investment asset	21,679,845	14,958,641	12,393,218
• Property and Equipment, net	5,608,320	3,176,858	2,855,143
• Intangible asset	3,228,635	2,663,857	2,025,543
• Other non-current asset	8,643,198	7,738,440	9,413,464
Total assets	258,665,573	193,140,319	127,569,011
Current liabilities	48,803,832	48,824,376	23,916,264
Non-current liabilities	4,184,648	3,370,754	2,151,426
Total liabilities	52,988,480	52,195,130	26,067,690
Share capital	3,474,450	3,474,450	3,474,450
Capital surplus	27,482,683	27,482,683	27,482,683
Other components of equity	-	929	(26,017)
Retained earnings	174,719,960	109,987,127	70,570,205
Total equity	205,677,093	140,945,189	101,501,321
Revenues	288,258,376	228,996,069	133,151,813
Operating income	78,174,467	56,675,048	34,546,553
Income before income tax	92,546,064	55,050,476	35,304,130
Net income	64,732,833	39,416,922	23,468,283

2. Company Overview
(1)Registered Purpose of the Company
1)Software consulting, development and supply
2)Development and sales of software and CD
3)Information-technology-related software development
4)Production, development, distribution, sales and consulting of digital contents, including game software, as well as corresponding licensing
5)Online network game services
6)Applied package-related software development
7)Production and sales of computer programs
8)Import and export of software
9)E-commerce
10) Character development business
11) Animation business
12) Real estate leasing
13) Service-area restaurant business
14) Media-related business
15) Printing and publication
16) Record & video production and distribution
17) Any other businesses incidental to the above businesses

(2)Description of Primary Business
Gravity Co., Ltd. (the “Company”) is the developer of Ragnarok Online, an MMORPG, which was launched in August 2002 and is commercially offered in 91 markets worldwide, including Korea, Japan, Taiwan, Thailand, Southeast Asia, the United States and Europe as of December 31, 2021.

Having strong global network and success from Ragnarok Online, the Company is expanding its business areas from online game development and publishing to cultural contents business based on various platforms, such as development of games for smartphones, console and IPTV, and animation and game character merchandising.
In addition, the Company has subsidiaries, such as Gravity NeoCyon, Inc. in Korea, Gravity Interactive, Inc. in the United States, Gravity Communications Co., Ltd in Taiwan. Gravity Game Tech Co., Ltd. in Bangkok, Thailand, PT Gravity Game Link in Jakarta, Indonesia and Gravity Game Arise Co., Ltd. in Tokyo, Japan. In order to strengthen its presence in the overseas markets, the company was established subsidiaries in Singapore on January 4, 2021 and in Hong Kong on January 5, 2022.

(3)Problems Confronting the Company
Since the Company operates in a highly competitive industry, the Company is making every effort to enhance its development capacity and to maintain and increase its market share in overseas markets to preserve its competitive advantage.
The Company is in need of diversified revenue structure, continuous global market expansion and new business initiatives for sustainable revenue growth. The Company is doing its best diversely to expand new markets, to publish mobile games, to develop mobile games and to do IP licensing business.

(4)Business Offices and Game Development Facilities

Classification	Location
Head Office	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
Game Development Facilities	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(5)Stock

1) Total number of shares
(As of December 31, 2021)

Total number of shares authorized	Total number of shares issued	Total number of shares unissued
40,000,000 shares	6,948,900 shares	33,051,100 shares

2) Type of Stock issued (Par value per share: KRW 500)
(As of December 31, 2021)

Type	Number of shares	Total par value	%
Registered common stock	6,948,900 shares	KRW 3,474,450,000	100%

(6)Debenture: None.

(7)Major Shareholders
(As of December 31, 2021)

Shareholder	Shares Owned	%	Transaction with the Company
GungHo Online Entertainment, Inc.	4,121,737	59.31	-
Others	2,827,163	40.69	-
Total	6,948,900	100.00	-

(8)Investment in Other Companies

(As of December 31, 2021)

Companies				Relationship with the Company
Name	Location	Common Stock	Main business	Shares owned	%	Relationship
Gravity Interactive, Inc.	California, USA	USD 14,500,000	Online and Mobile Game Service	290,000	100.00%	Subsidiary
Gravity NeoCyon, Inc.	Seoul, Korea	KRW 3,972,200,000	Mobile game development	794,440	99.53%	Subsidiary
Gravity Communications Co., Ltd.	Taipei, Taiwan	NTD 155,100,000	Online and Mobile Game Service	15,510,000	100.00%	Subsidiary
PT Gravity Game Link	Jakarta, Indonesia	IDR 30,254,700,000	Online and Mobile Game Service	3,025,470	70.00%	Subsidiary
Gravity Game Tech Co., Ltd.	Bangkok, Thailand	THB 88,049,940	Online and Mobile Game Service	8,804,994	100.00%	Subsidiary
Gravity Game Arise Co., Ltd.	Tokyo, Japan	JPY 150,000,000	Online and Mobile Game Service	15,000	100.00%	Subsidiary
Gravity Game Hub PTE., Ltd.(*1)	Singapore	SGD 3,359,991	Online and Mobile Game Service	336,000	100.00%	Subsidiary
(*1) Gravity Game Hub PTE., Ltd. was founded during 2021 and has been included as a subsidiary.

(9)Directors Holding Concurrent Positions

Name	Company
	Name	Position	Responsibility
Hyun Chul Park	Gravity Co., Ltd.	CEO	Overall management
	Gravity NeoCyon, Inc.	Executive Director	Chief Operating Officer
	Gravity Communications Co., Ltd.	Executive Director	-
	Gravity Interactive, Inc.	Executive Director	-
Yoshinori Kitamura	Gravity Co., Ltd.	Executive Director	Chief Operating Officer
	Gravity Interactive, Inc.	CEO	Overall management
	Gravity NeoCyon, Inc.	CEO	Overall management
	Gravity Communications Co., Ltd.	CEO	Overall management
	PT Gravity Game Link	CEO	Overall management
	Gravity Game Tech Co., Ltd.	CEO	Overall management
	Gravity Game Arise Co., Ltd.	CEO	Overall management
	Gravity Game Hub PTE., Ltd.	CEO	Overall management
Heung Gon Kim	Gravity Co., Ltd.	Executive Director	Chief Financial Officer
	Gravity NeoCyon, Inc.	Executive Director	Chief Financial Officer
	Gravity Interactive, Inc.	Vice President	-
	Gravity Communications Co., Ltd.	Executive Director	Chief Financial Officer
	PT Gravity Game Link	Executive Director	-
	Gravity Game Tech Co., Ltd.	Executive Director	-
	Gravity Game Arise Co., Ltd.	Executive Director	-
	Gravity Game Hub PTE., Ltd.	Executive Director	Chief Financial Officer

(10)Material Transactions with Related Parties
① Sales and purchases
(In thousands of Korean Won)

Nature	Related Companies	2021		2020
		Sales	Purchases	Sales	Purchase
Parent company	GungHo Online Entertainment, Inc.	35,489,010	57,144	20,970,472	211,348
Subsidiaries	Gravity Interactive, Inc. (*1)	14,838,616	643,324	22,952,182	859
	Gravity NeoCyon, Inc.	327,329	6,734,567	301,672	7,504,107
	Gravity Communications Co., Ltd.(*2)	18,682,591	5,676,890	7,779,917	9,855,435
	PT Gravity Game Link	298,864	157,600	1,535,466	28,007
	Gravity Game Tech Co., Ltd.	6,769,774	29,534	9,662,919	54
	Gravity Game Arise Co., Ltd.	-	3,246,517	-	2,478,752
Total		76,406,184	16,545,576	63,202,628	20,078,562
(*1) Revenue include dividend income of ~~W~~2,382,800 thousand from Gravity Interactive, Inc. in 2020.
(*2) Revenue include dividend income of ~~W~~11,326,984 thousand from Gravity Communications Co., Ltd. in 2021.

② Receivables and Payables
(In thousands of Korean Won)

Nature	Related Companies	2021		2020
		Receivables	Payables	Receivables	Payables
Parent company	GungHo Online Entertainment, Inc.	5,051,013	7,448	2,449,506	4,924
Subsidiaries	Gravity Interactive, Inc.	3,538,932	405,359	3,845,373	-
	Gravity NeoCyon, Inc.	822,009	1,550,411	349,634	862,702
	Gravity Communications Co., Ltd.	1,179,228	1,283,908	1,021,437	1,296,845
	PT Gravity Game Link	35,824	9,411	442,927	14,899
	Gravity Game Tech Co., Ltd.	1,439,384	181,043	966,402	-
	Gravity Game Arise Co., Ltd.	310,412	1,106,765	922,360	1,461,626
	Gravity Game Hub PTE., Ltd.	96,628	-	-	-
Total		12,473,430	4,544,345	9,997,639	3,640,996

(11)Significant Creditors: The Company had no significant creditors as of December 31, 2021.

(12)Employees
(As of December 31, 2021)

Category	Directors & Officers	Developers	Marketing/Operating	Finance/Administration	Total
Employees	11	208	70	46	335

(13)Directors and Auditors
(As of December 31, 2021)

Name	Position	Main work	Transaction with the Company
Hyun Chul Park	CEO	Chief Executive Officer	-
Yoshinori Kitamura	Executive Director	Chief Operating Officer	-
Heung Gon Kim	Executive Director	Chief Financial Officer	-
Kazuki Morishita	Executive Director	-	-
Kazuya Sakai	Executive Director	-	-
Jung Yoo	Independent Director	Member of audit committee	-
Yong Seon Kwon	Independent Director	Member of audit committee	-
Kee Woong Park	Independent Director	Member of audit committee	-

(14)Material Events after the end of fiscal year 2021: Gravity Game Vision Limited, a subsidiary in Hong Kong, was established on January 5, 2022.

3. Consolidated Financial Statements as of and for the fiscal year ended December 31, 2021 and December 31, 2020
(1)Consolidated Statements of Financial Position
GRAVITY CO., LTD. (In thousands of Korean Won)

	December 31, 2021		December 31, 2020
Assets
Current Assets		306,134,920		246,585,717
Cash and cash equivalents	99,104,943		110,632,482
Short-term financial instruments	148,000,000		71,000,000
Accounts receivable, net	52,614,595		59,761,256
Other receivable, net	1,080,516		8,333
Prepaid expenses	3,164,075		2,237,708
Other current financial assets	598,099		817,825
Other current assets	1,572,692		2,128,113
Non-current Assets		21,391,403		18,786,651
Property and equipment, net	11,337,999		7,695,046
Intangible assets, net	3,342,028		3,362,879
Other non-current financial assets	3,018,823		1,323,865
Other non-current assets	1,973,064		2,814,792
Deferred tax assets	1,719,489		3,590,069
Total assets		327,526,323		265,372,368
Liabilities
Current liabilities		73,997,475		82,720,222
Account payables	41,199,401		52,687,616
Deferred revenue	13,480,518		13,692,283
Withholdings	3,596,403		2,851,636
Accrued expenses	1,484,019		1,364,753
Income tax payable	10,628,981		9,469,833
Other current liabilities	3,608,153		2,654,101
Non-current liabilities		6,687,990		5,304,130
Long-term account payables	729,173		1,402,466
Long-term deferred revenue	98,226		101,015
Other non-current liabilities	5,860,591		3,800,649
Total liabilities		80,685,465		88,024,352
Equity attributable to owners of the Parent Company		246,070,907		176,910,875
Share capital		3,474,450		3,474,450
Common shares	3,474,450		3,474,450
Capital surplus		27,098,264		27,109,803
Other components of equity		2,180,388		(1,044,533)
Retained earnings		213,317,805		147,371,155
Non-controlling interest		769,951		437,141
Total equity		246,840,858		177,348,016
Total liabilities and equity		327,526,323		265,372,368

(2)Consolidated Statements of Comprehensive Income
GRAVITY CO., LTD. (In thousands of Korean Won)

	2021		2020
Revenues		413,937,974		405,953,021
Online games	75,370,395		89,545,060
Mobile games	320,163,555		298,323,908
Other revenue	18,404,024		18,084,053
Cost of revenues		224,172,902		239,044,923
Gross profit		189,765,072		166,908,098
Selling, general and administrative expenses		92,201,177		77,433,905
Operating Profit		97,563,895		89,474,193
Non-operating income and expenses		1,736,637		(1,463,083)
Financial income	5,268,535		3,475,764
Financial costs	(2,686,170)		(3,832,610)
Other non-operating income	606,731		657,898
Other non-operating expenses	(1,452,459)		(1,764,135)
Profit before income tax expense		99,300,532		88,011,110
Income tax expense		33,420,741		25,455,435
Profit for the year		65,879,791		62,555,675
Owners of the Parent Company	65,946,650		62,703,088
Non-controlling interests	(66,859)		(147,413)
Other comprehensive income		3,271,136		(1,319,071)
Items that may be subsequently reclassified to profit or loss	3,273,897		(1,319,071)
Foreign currency translation adjustments	3,226,854		(1,319,071)
Non-controlling interest of foreign currency translation adjustments	47,043		-
Items that will never be reclassified to profit or loss	(2,761)		-
Remeasurement of defined benefit liabilities	(1,933)		-
Non-controlling interest of remeasurement of defined benefit liabilities	(828)		-
Total comprehensive income for the year		69,150,927		61,236,604
Owners of the Parent Company	69,171,571		61,384,017
Non-controlling interests	(20,644)		(147,413)
Earnings per share attributable to the equity holders of the Parent Company
Basic earnings per share		9,490		9,023
Diluted earnings per share		9,490		9,023

(3)Consolidated Statements of Changes in Equity
GRAVITY CO., LTD. (In thousands of Korean Won)

	Share capital	Capital surplus	Other components of equity	Retained Earnings	Total	Non-controlling interest	Total Equity
Balance at January 1, 2020	3,474,450	27,127,684	274,538	84,668,067	115,544,739	221,351	115,766,090
Profit for the year	-	-	-	62,703,088	62,703,088	(147,413)	62,555,675
Equity transaction	-	(17,881)	-	-	(17,881)	1,227	(16,654)
Non-controlling interests	-	-	-	-	-	361,976	361,976
Foreign currency translation adjustments	-	-	(1,319,071)	-	(1,319,071)	-	(1,319,071)
Balance at December 31, 2020	3,474,450	27,109,803	(1,044,533)	147,371,155	176,910,875	437,141	177,348,016
Balance at January 1, 2021	3,474,450	27,109,803	(1,044,533)	147,371,155	176,910,875	437,141	177,348,016
Profit for the year	-	-	-	65,946,650	65,946,650	(66,859)	65,879,791
Equity transaction	-	(11,539)	-	-	(11,539)	353,454	341,915
Remeasurements of defined benefit liabilities	-	-	(1,933)	-	(1,933)	(828)	(2,761)
Foreign currency translation adjustments	-	-	3,226,854	-	3,226,854	47,043	3,273,897
Balance at December 31, 2021	3,474,450	27,098,264	2,180,388	213,317,805	246,070,907	769,951	246,840,858

(4) Consolidated Statements of Cash Flows
GRAVITY CO., LTD. (In thousands of Korean Won)

	2021		2020
Cash flows from operating activities		74,182,958		69,856,903
Profit for the year	65,879,791		62,555,675
Adjustments	40,575,779		32,132,238
Changes in operating assets and liabilities	(2,883,876)		(12,952,425)
Interest received	995,149		1,122,471
Interest paid	(111,416)		(185,742)
Income tax paid	(30,272,469)		(12,815,314)
Cash Flows from investing activities		(82,471,756)		(36,049,464)
Proceeds from disposal of property and equipment	13,850		3,039
Proceeds from disposal of other intangible assets	14,861		-
Decrease in other non-current financial assets	594,774		22,479
Increase in short-term financial instruments	(77,000,000)		(31,500,000)
Purchase of property and equipment	(1,747,427)		(1,071,379)
Purchase of intangible assets	(2,463,914)		(2,624,540)
Increase in other non-current financial assets	(1,883,900)		(879,063)
Cash Flows from Financing Activities		(3,306,019)		(2,547,245)
Proceeds from capital contribution from non-controlling interests	353,454		361,976
Repayment of lease liabilities	(3,647,934)		(2,892,567)
Payment of share issuance	(11,539)		(16,654)
Effects of exchange rate changes on cash and cash equivalents		67,278		(55,691)
Net increase (decrease) in cash and cash equivalents		(11,527,539)		31,204,503
Cash and cash equivalents at beginning of the year		110,632,482		79,427,979
Cash and cash equivalents at end of the year		99,104,943		110,632,482

4. Separate Financial Statements as of and for the fiscal year ended December 31, 2021 and December 31, 2020.

(1)Statements of Financial Position
GRAVITY CO., LTD. (In thousands of Korean Won)

	December 31, 2021		December 31, 2020
Assets
Current Assets		219,505,575		164,602,523
Cash and cash equivalents	26,602,122		45,956,245
Short-term financial instruments	148,000,000		71,000,000
Accounts receivable, net	40,569,841		44,353,327
Other receivable, net	1,677,451		478,428
Prepaid expenses	1,823,623		1,293,345
Other current financial assets	790,051		841,092
Other current assets	42,487		680,086
Non-current Assets		39,159,998		28,537,796
Investments in subsidiaries	21,679,845		14,958,641
Property and equipment, net	5,608,320		3,176,858
Intangible assets, net	3,228,635		2,663,857
Other non-current financial assets	2,895,565		1,128,475
Other non-current assets	1,701,669		1,891,247
Deferred tax assets	4,045,964		4,718,718
Total assets		258,665,573		193,140,319
Liabilities
Current liabilities		48,803,832		48,824,376
Accounts payables	29,467,721		34,810,387
Deferred income	4,139,025		4,680,655
Withholdings	2,754,347		2,096,706
Accrued expenses	785,358		610,004
Income tax payable	9,403,175		4,998,566
Other current liabilities	2,254,206		1,628,058
Non-current liabilities		4,184,648		3,370,754
Long-term account payables	729,173		1,402,466
Long-term deferred revenue	199,062		133,936
Other non-current liabilities	3,256,413		1,834,352
Total liabilities		52,988,480		52,195,130
Equity
Share Capital		3,474,450		3,474,450
Common shares	3,474,450		3,474,450
Capital surplus		27,482,683		27,482,683
Other components of equity		-		929
Retained earnings		174,719,960		109,987,127
Total equity		205,677,093		140,945,189
Total liabilities and equity		258,665,573		193,140,319

(2)Statements of Comprehensive Income
GRAVITY CO., LTD. (In thousands of Korean Won)

	2021		2020
Revenues		288,258,376		228,996,069
Online games	30,176,025		37,917,065
Mobile games	256,918,510		190,926,376
Other revenue	1,163,841		152,628
Cost of revenues		141,815,263		119,227,125
Gross profit		146,443,113		109,768,944
Selling, general and administrative expenses		68,268,646		53,093,896
Operating Profit		78,174,467		56,675,048
Non-operating income and expenses		14,371,597		(1,624,572)
Financial income	4,921,817		2,735,951
Financial costs	(1,989,233)		(2,909,451)
Other non-operating income	11,997,743		3,020,932
Other non-operating expenses	(558,730)		(4,472,004)
Profit before income tax		92,546,064		55,050,476
Income tax expense		27,813,231		15,633,554
Profit for the year		64,732,833		39,416,922
Other comprehensive income		-		26,946
Items that may be subsequently reclassified to income or loss	-		26,946
Foreign currency translation adjustments	-		26,946
Total comprehensive income for the year		64,732,833		39,443,868

(3)Statements of Appropriation of Retained earnings
GRAVITY CO., LTD. (In thousands of Korean Won)

	2021		2020
	Confirmed disposition date: March 31, 2022		Confirmed disposition date: March 31, 2021
Retained earnings before appropriation		174,719,960		109,987,127
Unappropriated retained earnings carried over from prior year	109,987,127		70,570,205
Profit for the year	64,732,833		39,416,922
Appropriation of retained earnings				-
Unappropriated retained earnings to be carried forward		174,719,960		109,987,127

(4) Statements of Changes in Equity
GRAVITY CO., LTD. (In thousands of Korean Won)

	Share capital	Capital Surplus	Other components of equity	Retained Earnings	Total
Balance at January 1, 2020	3,474,450	27,482,683	(26,017)	70,570,205	101,501,321
Profit for the year	-	-	-	39,416,922	39,416,922
Foreign currency translation adjustments	-	-	26,946	-	26,946
Balance at December 31, 2020	3,474,450	27,482,683	929	109,987,127	140,945,189
Balance at January 1, 2021	3,474,450	27,482,683	929	109,987,127	140,945,189
Profit for the year	-	-	-	64,732,833	64,732,833
Foreign currency translation adjustments	-	-	(929)	-	(929)
Balance at December 31, 2021	3,474,450	27,482,683	-	174,719,960	205,677,093

(5)Statements of Cash Flows
GRAVITY CO., LTD. (In thousands of Korean Won)

	2021		2020
Cash flows from operating activities		70,320,586		43,998,181
Profit for the year	64,732,833		39,416,922
Adjustments	18,716,916		19,381,149
Changes in operating assets and liabilities	(2,637,125)		(8,008,589)
Interest received	966,070		998,281
Dividend received	11,326,984		2,382,800
Interest paid	(68,886)		(120,865)
Income tax paid	(22,716,206)		(10,051,517)
Cash flows from investing activities		(88,153,976)		(36,633,521)
Decrease in other non-current financial assets	500,000		6,391
Decrease in other non-current financial liabilities	89,860		-
Disposal of property and equipment	235		1,238
Acquisition of investments in subsidiaries	(6,721,204)		(3,853,178)
Increase in short-term financial instruments	(77,000,000)		(31,500,000)
Increase in other non-current financial assets	(1,660,952)		(100)
Purchase of property and equipment	(1,210,372)		(158,284)
Purchase of intangible assets	(2,151,543)		(1,129,588)
Cash flows from financing activities		(1,787,171)		(1,515,930)
Repayment of lease liabilities	(1,787,171)		(1,515,930)
Effects of exchange rate changes on cash and cash equivalents		266,438		19,265
Net increase (decrease) in cash and cash equivalents		(19,354,123)		5,867,995
Cash and cash equivalents at the beginning of the year		45,956,245		40,088,250
Cash and cash equivalents at the end of the year		26,602,122		45,956,245